SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No.__)


                  BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)


                                   10947N 10 4
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                                 (CUSIP Number)


                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                               600 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 15, 2005
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

            Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


                               (Page 1 of 6 Pages)

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CUSIP No. 10947N 10 4                                          Page 2 of 6 Pages

                                       13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stellar McKim, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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  NUMBER OF       7     SOLE VOTING POWER
   SHARES
 BENEFICIALLY           524,252,862
  OWNED BY        --------------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON               0
    WITH          --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        524,252,862
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      524,252,862
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      94.7%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of BrightStar Information Technology Group, Inc., a Delaware corporation (the "Company").

      (b) The principal executive offices of the Company are located at 6601 Owens Drive, Suite 115, Pleasanton, California 94588.

Item 2. Identity and Background.

      (a) This Statement on Schedule 13D is being filed by Stellar McKim, LLC, a Delaware limited liability company (the "Reporting Person"). Ian Scott-Dunne ("Scott-Dunne") and James Cahill ("Cahill") are the managing members of the Reporting Person.

      (b) The business address of the Reporting Person and Cahill is 730 Fifth Avenue, Suite 2102, New York, New York 10019. The business address of Scott-Dunne is 600 Main Street, Suite 100, Stroudsburg, Pennsylvania 18360.

      (c) The Reporting Person is a holding company for financial services companies and software companies.

      (d) During the last five years, neither of the Reporting Person, Scott-Dunne nor Cahill has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (e) The Reporting Person is a Delaware limited liability company. Each of Scott-Dunne and Cahill is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 14, 2005, the Company and the Reporting Person entered into and consummated a Stock Purchase Agreement (the "Agreement"). Pursuant to the Agreement the Company designated a new series of its Preferred Stock called Series A Convertible Preferred Stock ("Series A Preferred Stock") and issued and sold to the Reporting Person (i) 41,487,929 shares of Common Stock, representing approximately 57.6% of the Company's currently authorized shares, for $213,415 in cash and (ii) 136,585 shares of Series A Preferred Stock, for $136,585 in cash. The Series A Preferred Stock is convertible into an aggregate of 482,764,933 shares of the Company's Common Stock. The entire purchase price for the Common Stock and the Series A Preferred Stock was paid from the working capital of the Reporting Person. The conversion of the Series A Preferred Stock issued to the Reporting Person pursuant to the Agreement is subject to stockholder approval of an amendment to the Company's Certificate of incorporation to increase the authorized shares of the Company's Common Stock. The Series A Preferred Stock is entitled to vote on all matters on which the stockholders of the Company are entitled to vote on as-converted to common stock basis. Therefore, the Reporting Person, in addition to the Common Stock it owns directly, may be deemed to beneficially own the 482,764,933 shares of Common Stock into which the 136,585 shares of Series A Preferred Stock held by the Reporting Person may be converted.

Item 4. Purpose of Transaction.

      The Reporting Person acquired the shares of Common Stock and Series A Preferred Stock reported herein for investment purposes only.

      Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any other material change in the Company's business or corporate structure;

      (e)   Changes  in  the   Company's   charter,   by-laws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Company by any person;

      (f) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (g) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (h)   Any action similar to any of those enumerated above.

      Pursuant to the Agreement, and as disclosed in the Company's Current Report on Form 8-K filed with the SEC on April 21, 2005, there have been changes in the officers and directors of the Company.

      The Reporting Person plans to propose that the Company effect a reverse split of its stock within six months of the date of filing this Report.

      The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 524,252,862 shares of the Company's Common Stock which represents approximately 94.7% of the Company's outstanding common stock.

      (b) The Reporting Person has sole voting and dispositive power with respect to the shares of the Company's stock reported herein

      (c) Except for the acquisition of 41,487,929 shares of Common Stock and 136,585 shares of Series A Preferred Stock pursuant to the Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      Stock Purchase Agreement dated April 14, 2005 among the Company, the Reporting Person and Guzov Ofsink, LLC. Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed April 15, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               April 26, 2005
                                                   (Date)

                                               STELLAR MCKIM, LLC


                                               By: /s/ James Cahill
                                                   -----------------------------
                                                   James Cahill, Managing Member